Exhibit A

Joint Filing Agreement

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.0001 per share of Quorum Health Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of April 11, 2019

By:	/s/ Thomas L. Kempner, Jr.
Name:	THOMAS L. KEMPNER, JR., (i) individually, (ii) as Co-Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Davidson Kempner International, Ltd., (b) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co., (c) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners, (d) DK Group LLC, as General Partner of Davidson Kempner Distressed Opportunities Fund LP and (e) DK Stillwater GP LLC, as General Partner of DK Management Partners LP, as Investment Manager of Davidson Kempner Distressed Opportunities International Ltd., and (iii) as Co-President of Davidson Kempner Advisers Inc. as General Partner of Davidson Kempner Institutional Partners, L.P.

By:	/s/ Anthony A. Yoseloff
Name:	ANTHONY A. YOSELOFF